Lawrence Elbaum lelbaum@velaw.com

Tel +1.212.237.0084 Fax +1.917.849.5379

March 28, 2022

David Plattner

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	CODORUS VALLEY BANCORP, INC. PREC14A filed March 16, 2022

Filed by Codorus Valley Bancorp, Inc.
File No. 000-15536

Dear Mr. Plattner:

Set forth below are the responses on behalf of Codorus Valley Bancorp, Inc. (the “Corporation”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2022, with respect to its preliminary proxy statement, File No. 000-15536, filed with the Commission on March 16, 2022 (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter the Corporation is also submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) on EDGAR. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

What is the required vote?, page 11

1.	We note the disclosure on page 11 that states, “A ‘Withhold’ vote will have the effect of a vote against the election of the nominee.” Please revise to clarify, if true, that a withhold vote will have no effect on the outcome of the election of directors, as is stated on page 20.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the disclosure to be consistent with that on page 20 of the Preliminary Proxy Statement. The Corporation respectfully refers the Staff to page 11 of the Amended Proxy Statement.

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March 28, 2022 Page 2

Proposal 1 - Election of Directors, page 19

2.	We note the following statement: “If the nominees should become unavailable for any reason, proxies received from shareholders will be voted in favor of substitute nominees, as the Board shall determine.” Please confirm that in the event the Board selects a substitute nominee prior to the Annual Meeting, the Corporation will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment, and confirms that should the Corporation’s board of directors select a substitute nominee prior to the 2022 Annual Meeting of Shareholders (the “Annual Meeting”), the Corporation will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Information Concerning Security Ownership, page 24

3.	With respect to the beneficial ownership of Driver Management, update note (3) to the table to cite the most recent relevant public filing and correct the description concerning the “as of” date. See Item 6(d) of Schedule 14A and Instruction 3 to Item 403 of Regulation S-K.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the disclosure to cite the most recent relevant public filing with respect to the beneficial ownership of Driver Management and correct the description concerning the “as of” date. The Corporation respectfully refers the Staff to page 24 of the Amended Proxy Statement.

Internet Availability of Proxy Materials, page 64

4.	We note the reference on page 64 to “the Shareholder Meeting to Be Held on May 17, 2022.” Elsewhere the disclosure indicates that the Annual Meeting date has not yet been set. Please clarify, and please also ensure that consistent terminology is used to refer to the Annual Meeting, or, if another term such as Shareholder Meeting is used, please ensure that such term is defined.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The Corporation plans to disclose such date in the Corporation’s definitive proxy statement to be filed with the Commission. The Corporation respectfully refers the Staff to the revised disclosure on pages 2, 3 and 64 of the Amended Proxy Statement.

March 28, 2022 Page 3

General

5.	We note the various references to Driver Management nominating three candidates to the Board. Please add contextual disclosure to these references to clarify that, notwithstanding the nomination of three candidates, only two director positions are up for election.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the disclosure to clarify that only two director positions are up for election at the Annual Meeting. The Corporation respectfully refers the Staff to pages 1, 6 and 9 of the Amended Proxy Statement.

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March 28, 2022 Page 4

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum